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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                Commission File Number 000-27185
                                                                       ---------


                           NOTIFICATION OF LATE FILING


(Check One):      [ ] Form 10-K          [ ] Form 11-K            [ ] Form 20-F
                  [X] Form 10-Q          [ ] Form N-SAR

                         For Period Ended June 30, 2000
                                          -------------


[ ] Transition Report on From 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on From 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

              For the Transition Period Ended: ___________________


  Read attached instruction sheet before preparing form. Please print or type.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
___________________________

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: Global Network, Inc.
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         Former name if applicable:
                                   ---------------------------------

         Address of principal executive office:  575 Madison Ave., 10th Floor
                                                 ----------------------------

         City, state and zip code:  New York, New York  10022
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following could be completed (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The registrant is in the development stage with limited financial and accounting staff resources. The quarter ended June 30, 2000 is only the second quarter in which the registrant generated revenues and the additional accounting work involved has resulted in a delay in the preparation and filing of its quarterly report on Form 10-QSB for the quarter ended June 30, 2000.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  James C. Mason                                (212) 605-0431
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                  (Name)                                      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be indicated in the subject report or portion thereof?
                                                              [ ] Yes     [ ] No

                  Not applicable. The registrant was formed in April 1999 and did not have any operations during the second quarter of the last fiscal year.



                                    SIGNATURE

                              Global Network, Inc.
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date: August 15, 2000                   By: /s/  James C. Mason
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                                                 Its: President